UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Ambarella, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G037AX101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons. Pacven Walden Ventures V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 705,011 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 705,011 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 705,011 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.5% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares are held by Pacven V.  Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”) is the general partner of Pacven V.  Lip-Bu Tan is the sole director of Pacven Walden Management V Co. Ltd. and he shares voting and dispositive power of the shares held by Pacven V and Affiliated Funds with other members of the investment committee, who are Hock Voon Loo, Brian Chiang, and Andrew Kau.  Pacven Mgmnt V and the Reporting Persons disclaims beneficial ownership of the shares, except to the extent of its pecuniary interests therein.

(3)         Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons. Pacven Walden Ventures Parallel V-A C.V.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 16,222 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 16,222 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,222 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares are held by Pacven Parallel V-A.  Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”) is the general partner of Pacven Parallel V-A.  Pacven Mgmnt V holds voting and dispositive power of the shares held by Pacven Parallel V-A, however, disclaims beneficial ownership of the shares, except to the extent of its pecuniary interests therein.

(3)         Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Pacven Walden Ventures Parallel V-B C.V.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 16,222 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 16,222 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,222 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 90 0.1% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares are held by Pacven Parallel V-B.  Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”) is the general partner of Pacven Parallel V-B.  Pacven Mgmnt V holds voting and dispositive power of the shares held by Pacven Parallel V-B, however, disclaims beneficial ownership of the shares, except to the extent of its pecuniary interests therein.

(3)         Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Pacven Walden Ventures V Associates Fund, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,446 shares of Common stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 2,446 shares of Common stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,446 shares of Common stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares are held by Pacven Associates V.  Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”) is the general partner of Pacven Associates V.  Pacven Mgmnt V holds voting and dispositive power of the shares held by Pacven Associates V, however, disclaims beneficial ownership of the shares, except to the extent of its pecuniary interests therein.

(3)         Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Pacven Walden Ventures V-QP Associates Fund, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,287 shares of Common stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 13,287 shares of Common stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,287 shares of Common stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares are held by Pacven Associates V-QP.  Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”) is the general partner of Pacven Associates V-QP.  Pacven Mgmnt V holds voting and dispositive power of the shares held by Pacven Associates V-QP, however, disclaims beneficial ownership of the shares, except to the extent of its pecuniary interests therein.

(3)         Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Lip-Bu Tan

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 26,032 shares (3)

	6	Shared Voting Power 753,188 shares of Common Stock (2)

	7	Sole Dispositive Power 26,032 shares (3)

	8	Shared Dispositive Power 753,188 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 779,220 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.8% (4)

12	Type of Reporting Person* IN

(1)                     This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)                     Includes: (i) 705,011 shares held by Pacven V, (ii) 16,222 shares held by Pacven Parallel V-A, (iii) 16,222 shares held by Pacven Parallel V-B, (iv) 2,446 shares held by Pacven Associates V, and (v) 13,287 shares held by Pacven Associates V-QP.  The reporting person is the sole director and a member of the Investment Committee of Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”).  Pacven Mgmnt V is the general partner of Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V-QP and Pacven Associates V.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

(3)                     Includes (i) 3,348 shares of common stock held by Lip-Bu Tan and Ysa Loo Trust of which the Reporting Person is a co-trustee; (ii) 1,389 shares of common stock held by the reporting person, and (iii) options to purchase 27,777 shares of common stock, of which 21,295 shares are exercisable and included above.

(4)                     Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Andrew Kau

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 753,188 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 753,188 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 753,188 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.7% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)                                 Includes: (i) 705,011 shares held by Pacven V, (ii) 16,222 shares held by Pacven Parallel V-A, (iii) 16,222 shares held by Pacven Parallel V-B, (iv) 2,446 shares held by Pacven Associates V, and (v) 13,287 shares held by Pacven Associates V-QP.  The Reporting Person is a member of the Investment Committee of Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”).  Pacven Mgmnt V is the general partner of Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V-QP and Pacven Associates V.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

(3)                                 Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Hock Voon Loo

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 753,188 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 753,188 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 753,188 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.7% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)                                 Includes: (i) 705,011 shares held by Pacven V, (ii) 16,222 shares held by Pacven Parallel V-A, (iii) 16,222 shares held by Pacven Parallel V-B, (iv) 2,446 shares held by Pacven Associates V, and (v) 13,287 shares held by Pacven Associates V-QP.  The Reporting Person is a member of the Investment Committee of Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”).  Pacven Mgmnt V is the general partner of Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V-QP and Pacven Associates V. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

(3)                                 Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

CUSIP No. G037AX101		13 G

1	Names of Reporting Persons Brian Chiang

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 753,188 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 753,188 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 753,188 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.7% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by Pacven Walden Ventures V, L.P. (“Pacven V”), Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”), Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”), Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”), Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”), Hock Voon Loo (“Loo”), and Brian Chiang (“Chiang” and together with Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V, Pacven Associates V-QP, Tan, Kau, Loo and Chiang, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)                                 Includes: (i) 705,011 shares held by Pacven V, (ii) 16,222 shares held by Pacven Parallel V-A, (iii) 16,222 shares held by Pacven Parallel V-B, (iv) 2,446 shares held by Pacven Associates V, and (v) 13,287 shares held by Pacven Associates V-QP.  The Reporting Person is a member of the Investment Committee of Pacven Walden Management V Co. Ltd. (“Pacven Mgmnt V”).  Pacven Mgmnt V is the general partner of Pacven V, Pacven Parallel V-A, Pacven Parallel V-B, Pacven Associates V-QP and Pacven Associates V.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

(3)                                 Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.00045 per share (“Common Stock”), of Ambarella, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Ambarella, Inc.
Address of Issuer’s Principal Executive Offices: 2975 San Ysidro Way Santa Clara, California

Item 2
(a)

Name of Person(s) Filing:
Pacven Walden Ventures V, L.P. (“Pacven V”)

Pacven Walden Ventures Parallel V-A C.V. (“Pacven Parallel V-A”)

Pacven Walden Ventures Parallel V-B C.V. (“Pacven Parallel V-B”)

Pacven Walden Ventures V Associates Fund, L.P. (“Pacven Associates V”)

Pacven Walden Ventures V-QP Associates Fund, L.P. (“Pacven Associates V-QP”)

Lip-Bu Tan (“Tan”)

Andrew Kau (“Kau”)

Hock Voon Loo (“Loo”)

Brian Chiang (“Chiang”)

	(b)	Address of Principal Business Office: One California Street, Suite 2800 San Francisco, CA 94111
	(b)	Citizenship:
		Entities:	Pacven V	-	Cayman Islands
			Pacven Parallel V-A	-	Netherlands
			Pacven Parallel V-B	-	Netherlands
			Pacven Associates V	-	Cayman Islands
			Pacven Associates V-QP	-	Cayman Islands

		Individuals:	Tan	-	United States of America
			Kau	-	United States of America
			Loo	-	Singapore
			Chiang	-	United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: G037AX101

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Pacven V	705,011	705,011	0	705,011	0	705,011	2.5%
Pacven Parallel V-A	16,222	16,222	0	16,222	0	16,222	0.1%
Pacven Parallel V-B	16,222	16,222	0	16,222	0	16,222	0.1%
Pacven Associates V	2,446	2,446	0	2,446	0	2,446	0.0%
Pacven Associates V-QP	13,287	13,287	0	13,287	0	13,287	0.0%
Tan	26,032	26,032	753,188	26,032	753,188	779,220	2.8%
Kau	0	0	753,188	0	753,188	753,188	2.7%
Loo	0	0	753,188	0	753,188	753,188	2.7%
Chiang	0	0	753,188	0	753,188	753,188	2.7%

(1)         Percent of class is based on 28,212,643 shares of Common Stock outstanding as of October 31, 2013.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Pacven Walden Ventures V, L.P.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures Parallel V-A C.V.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures Parallel V-B C.V.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures V Associates Fund, L.P.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures V-QP Associates Fund, L.P.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Lip-Bu Tan

/s/ Andrew Kan
Andrew Kau

/s/ Hock Voon Loo
Hock Voon Loo

/s/ Brian Chiang
Brian Chiang

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Ambarella, Inc. is filed on behalf of each of us.

Dated: February 14, 2014

Pacven Walden Ventures V, L.P.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures Parallel V-A C.V.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures Parallel V-B C.V.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures V Associates Fund, L.P.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

Pacven Walden Ventures V-QP Associates Fund, L.P.

By:	Pacven Walden Management V Co. Ltd
Its:	General Partner

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Lip-Bu Tan

/s/ Andrew Kan
Andrew Kau

/s/ Hock Voon Loo
Hock Voon Loo

/s/ Brian Chiang
Brian Chiang